UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 3) *

Orange S.A.

(Name of Issuer)

Ordinary shares, nominal value €4.00 per share

(Title of Class of Securities)

684060106 (American Depositary Shares, each representing one ordinary share)

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 684060106	Page 2 of 10 Pages

1	Name of Reporting Persons I.R.S. Identification No. of Above Person (Entities Only) The French Republic acting through Agence des Participations de l’Etat

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 356,194,433 ordinary shares; 658,257,734 voting rights

	6	Shared Voting Power 0

	7	Sole Dispositive Power 356,194,433 ordinary shares; 658,257,734 voting rights

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 356,194,433 ordinary shares; 658,257,734 voting rights

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 13.4% of the ordinary shares; 21.2% of the voting rights[1]

12	Type of Reporting Person (See Instructions) OO

[1]	Percentage of class is calculated based on 2,660,056,599 ordinary shares outstanding and 3,101,543,512 voting rights as of December 31, 2020, as reported by Orange S.A. on January 12, 2021.

CUSIP NO. 684060106	Page 3 of 10 Pages

1	Name of Reporting Persons I.R.S. Identification No. of Above Person (Entities Only) Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 254,219,602 ordinary shares; 254,219,602 voting rights

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 254,219,602 ordinary shares; 254,219,602 voting rights

9	Aggregate Amount Beneficially Owned by Each Reporting Person 254,219,602 ordinary shares; 254,219,602 voting rights

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.6% of the ordinary shares; 8.2% of the voting rights[2]

12	Type of Reporting Person (See Instructions) OO

2	Percentage of class is calculated based on 2,660,056,599 ordinary shares outstanding and 3,101,543,512 voting rights as of December 31, 2020, as reported by Orange S.A. on January 12, 2021.

CUSIP NO. 684060106	Page 4 of 10 Pages

1	Name of Reporting Persons I.R.S. Identification No. of Above Person (Entities Only) Caisse des Dépôts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 46,336,067 ordinary shares; 46,336,067 voting rights

	6	Shared Voting Power 277,924,367 ordinary shares; 277,924,367 voting rights

	7	Sole Dispositive Power 46,336,067 ordinary shares; 46,336,067 voting rights

	8	Shared Dispositive Power 277,924,367 ordinary shares; 277,924,367 voting rights

9	Aggregate Amount Beneficially Owned by Each Reporting Person 324,260,434 ordinary shares; 324,260,434 voting rights

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 12.2% of the ordinary shares; 10.5% of the voting rights[3]

12	Type of Reporting Person (See Instructions) OO

3	Percentage of class is calculated based on 2,660,056,599 ordinary shares outstanding and 3,101,543,512 voting rights as of December 31, 2020, as reported by Orange S.A. on January 12, 2021.

CUSIP NO. 684060106	Page 5 of 10 Pages

1	Name of Reporting Persons I.R.S. Identification No. of Above Person (Entities Only) EPIC Bpifrance

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 254,219,602 ordinary shares; 254,219,602 voting rights

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 254,219,602 ordinary shares; 254,219,602 voting rights

9	Aggregate Amount Beneficially Owned by Each Reporting Person 254,219,602 ordinary shares; 254,219,602 voting rights

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.6% of the ordinary shares; 8.2% of the voting rights[4]

12	Type of Reporting Person (See Instructions) OO

4	Percentage of class is calculated based on 2,660,056,599 ordinary shares outstanding and 3,101,543,512 voting rights as of December 31, 2020, as reported by Orange S.A. on January 12, 2021.

CUSIP NO. 684060106	Page 6 of 10 Pages

1	Name of Reporting Persons I.R.S. Identification No. of Above Person (Entities Only) Bpifrance S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 254,219,602 ordinary shares; 254,219,602 voting rights

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 254,219,602 ordinary shares; 254,219,602 voting rights

9	Aggregate Amount Beneficially Owned by Each Reporting Person 254,219,602 ordinary shares; 254,219,602 voting rights

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.6% of the ordinary shares; 8.2% of the voting rights[5]

12	Type of Reporting Person (See Instructions) OO

5	Percentage of class is calculated based on 2,660,056,599 ordinary shares outstanding and 3,101,543,512 voting rights as of December 31, 2020, as reported by Orange S.A. on January 12, 2021.

CUSIP NO. 684060106	Page 7 of 10 Pages

Item 1 (a)	Name of Issuer Orange S.A.
Item 1 (b)	Address of Issuer’s Principal Executive Offices: 78, rue Olivier de Serres, Paris 75015 FRANCE

Item 2 (a)	Name of Person Filing: (i) The French Republic acting through Agence des Participations de l’Etat (ii) Bpifrance Participations S.A. (iii) Caisse des Dépôts (iv) EPIC Bpifrance (v) Bpifrance S.A.
Item 2 (b)

Address of Principal Business Office:

(i)            139, rue de Bercy

Télédoc 228

75572 Paris Cedex 12

France

(ii)           27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(iii)          56, rue de Lille, 75007 Paris, France

(iv)          27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(v)          27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

Item 2 (c)	Citizenship: France
Item 2 (d)	Title of Class of Securities: Ordinary Shares, nominal value €4.00 per share
Item 2 (d)	CUSIP Number: 684060106 (American Depositary Shares, each representing one ordinary share)

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

Not applicable

CUSIP NO. 684060106	Page 8 of 10 Pages

Item 4	Ownership:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

For the identity of each member of the Group and a description of the relevant shareholders’ agreement, see Exhibit 1 attached hereto as Exhibit 99.1, which is incorporated herein by reference

Item 8	Identification and Classification of Members of the Group:

For the identity of each member of the Group and a description of the relevant shareholders’ agreement, see Exhibit 1 attached hereto as Exhibit 99.1, which is incorporated herein by reference. See also Item 4 above.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

CUSIP NO. 684060106	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021	The French Republic acting through Agence des Participations de l’Etat

	By:	/s/ Martin Vial
	Name:	Martin Vial
	Title:	Chairman of the Agence des Participations de l’Etat (Commissaire aux participations de l’Etat)

Bpifrance Participations S.A.

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Caisse Des Dépôts

	By:	/s/ Laurence Giraudon
	Name:	Laurence Giraudon
	Title:	Chief Operating Officer, Finance and Operations Department, Asset Management Division

Epic Bpifrance

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Bpifrance S.A.

	By:	/s/ Boubakar Dione
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

CUSIP NO. 684060106	Page 10 of 10 Pages

Exhibit Index

Exhibit No.	Document

99.1	Exhibit 1.